Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Preliminary Proxy Statement |X|

Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_|

Definitive Proxy Statement |_|

Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG" or "AAG" )

(Name of Registrant as Specified In Its Charter)

Richard D. Foley and Stephen Nieman (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

No fee required |X|

Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applies: As of March 20, 2009, the record date for the meeting, there were 36,386,119 shares of Company common stock outstanding.

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: Stephen Nieman and Richard D. Foley

4) Date Filed:

Approximate date on which our proxy statement and proxy card will first be available to stockholders: Perhaps –– Apr. 19, 2009

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TABLE OF CONTENTS
RICHARD E. FOLEY AND STEPHEN NIEMAN'S PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC.

VII. VOTING ......................................................................................................................................................... 5-6

a. WHAT AM I VOTING ON? ............................................................................................................................. 5

b. HOW DO I CAST MY VOTE USING THE COMPANY-AAG'S PROXY CARD AND VIF? ............... 5-6

VIII. PARTICIPANTS IN THE SOLICITATION ............................................................................................. 7

IX. SOME FRANK COMMUNICATION .......................................................................................................... 8-9

ATTACHMENT EN
NOTICE OF INTERNET AVAILABILITY OF RICHARD E. FOLEY AND STEPHEN NIEMAN'S PROXY MATERIALS .. 10

(Note to Fellow Stockholders, Alaska Air management and SEC Staff: This is our third edit of our 2009 Preliminary Proxy Statement.)

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I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

THIS PROXY STATEMENT IS BEING PRESENTED ON BEHALF OF RICHARD E. FOLEY AND STEPHEN NIEMAN AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. This proxy statement is a Preliminary copy.

II. ANNUAL MEETING OF ALASKA AIR STOCKHOLDERS

Scheduled to be held at the Museum of Flight in Seattle, WA at 2 PM on Tuesday, May 19, 2009. For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's or Alaska Air's)" March 30, 2009 Definitive Proxy statement's "Letter to Stockholders" dated April 1, 2009 at the beginning of the document.

Note:  Throughout our proxy statement, we reference in its entirety the Company-AAG's March 30, 2009 Definitive Proxy Statement, which can be accessed at EDGAR URL: http://www.sec.gov/Archives/edgar/data/766421/000119312509066449/ddef14a.htm/.

III. INTRODUCTORY REMARKS OF RICHARD E. FOLEY AND STEPHEN NIEMAN

Greetings to all Alaska Air Group, Inc. shareholders! and particularly to our targeted institutional holders. May we introduce ourselves: We are Steve Nieman and Richard Foley.

We provide this opposition proxy statement to encourage you to think twice about how you vote in the upcoming director election at the Alaska Air's 2009 Annual Shareholders Meeting.

This effort of ours encourages you to vote AGAINST all nine incumbent Alaska Air directors running for reelection. Using the Company-AAG's proxy card and VIF, we recommend a vote AGAINST: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson.

We believe that a fresh and innovative perspective is needed on the board of directors from the strategic stakeholders –– workers, customers and active investors. We believe that management of the Company-AAG would benefit from expanded oversight by active stakeholders who create the wealth via their various participant roles.

We are also urging a NO vote on Proposal No. 2 2009 Independent Auditor and Proposal No. 3 Compensation Of Named Executive Officers, and a YES vote on Proposal No. 4 Special Shareowners Meetings. We are also asking you to sign over the company's proxy to us.

IV. EXPENSES

The total amount to be spent on this effort is negligible, and as of April 10, 2009 totals less than $150.

V. HOW WE PLAN TO SOLICIT

We are planning a mailing to a limited number of shareholders, in accordance with Rule 14a-3, 14a-16 and SEC Release 34-55146. In order to supply required information, we plan to use the website www.votepal.com that will be used to publish our proxy statement and any other additional definitive material disclosed on EDGAR.

The web site www.votepal.com will also provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the Internet.

Shareholders can view a paper copy of our Definitive Proxy Statement, which will be available for viewing from 9:00 am to 5:00 pm Monday thru Friday starting on the date we file our Definitive proxy statement until the date of the stockholders meeting on May 19, 2009 at two physical locations: 15204 NE 181st Loop, Brush Prairie, WA and 6040 N. Camino Arturo, Tucson, AZ. Any one of the participants may have a paper copy of our Definitive Proxy Statement in their possession.

We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

VI. WE FAVOR OPEN AND FULL DISCLOSURE AND EMPOWERMENT IN VOTING

We believe that the more transparent the system, the better-balanced will a sustainable return be on human value and capital investment.

And remember, in this great land of America, we enjoy many individual rights, a big one being the guaranteed right of free speech under the U.S. Constitution.  You have the right to take our proxy statement and the-Company AAG's and share them with fellow stockholders as you partake in the democratic right to VOTE!

For a Delaware corporation, stockholders have immense rights when it comes to voting. Inspector of Elections certified in Delaware have to seriously consider any written attempt by a stockholder to vote their shares for legal proposals and candidates. It doesn't matter if instructions are written on the back of a golf score card. If the Inspector of Elections takes possession of those written instructions, he is legally obligated to carry out the wishes of the stockholder. It doesn't really matter what management of a corporation might say or assert when it comes to voting, even though it hires the Inspector of Elections. The Inspector has a sworn duty, and must work to uphold it.

Another important right of stockholders in Delaware is the right to assign your right to vote –– called a legal form of proxy –– to another person.  More on how to do this later in our proxy statement.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of nine directors candidates and three stockholder proposals using Alaska Air's proxy card and voting instruction form ("VIF").

VII.b. HOW DO I CAST MY VOTE USING ALASKA AIR'S PROXY CARD AND VIF?

This effort of ours encourages you to vote AGAINST all nine incumbent Alaska Air directors running for reelection. Using the Company-AAG's proxy card and VIF, we recommend a vote AGAINST: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson. We are also urging a NO vote on Proposal No. 2 2009 Independent Auditor and Proposal No. 3 Compensation Of Named Executive Officers, and a YES vote on Proposal No. 4 Special Shareowners Meetings. We are also asking you to sign over the company's proxy to us.

How common stock is possessed determines how it is voted. Employees of the Alaska Air can possess stock in three ways:

  as 401(k) plan participants;
  as beneficial owners including shares bought through the Company-AAG's payroll deduction plan called the Employee Stock Purchase Plan;
  or as registered shareowners

In our Proxy Statement, the employee stockholders will be referred to as either:

  "401(k) employee or worker stockholders"
  "beneficial employee stockholders"
  "registered employee stockholders"

Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as either:

  "beneficial" outside stockholders
  "registered" "outside stockholders

There is one ballot card available to vote in this election:

  The one published and distributed by the Alaska Air's agent: Computershare Trust Company, N.A. ("Computershare")

  Here's how you do it:

  If you're a registered or beneficial shareholder, you can access the Alaska Air's Proxy Statement and Proxy Card published with the SEC at: http://www.sec.gov/Archives/edgar/data/766421/000119312508075327/ddefc14a.htm/ and copy or print out the last two pages. Then simply by hand line out the named proxies William S. Ayer and Keith Loveless and write in "RICHARD E. FOLEY AND STEPHEN NIEMAN is my legal proxy." Then mail the card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.
  If you're a beneficial owner, be sure to obtain and attach an authorized legal form of proxy from Computershare. This can be most quickly obtained by phoning Computershare's system at (800) 652-VOTE (8683) or accessing Computershare's Internet site at www.investorvote.com/alk/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting." Then after printing, write by hand anywhere on the form "RICHARD E. FOLEY AND STEPHEN NIEMAN is my legal proxy". Then mail the card to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.
  If you received your proxy materials from the-Company AAG by mail, you can use the same procedure described above. Then mail the VIF to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach your authorized legal form of proxy letter from Computershare using the instructions above if you own beneficially.
  If you received your ballot card electronically from Computershare, you will first need to obtain and attach a legal form of proxy using the instructions above, and then write by hand anywhere on the form "RICHARD E. FOLEY AND STEPHEN NIEMAN is my legal proxy". Then mail the VIF to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483. Be sure to obtain and attach an authorized legal form of proxy using the instructions written above.
  For 401(k) plan participants whose shares are held in trust by Vanguard and Fidelity, you can vote electronically, telephonically or by mail using the Company's VIF up to the midnight EDT deadline on May 14, 2009.

We can't emphasize enough the requirement to obtain the letter of permission to vote your shares as you see fit, called a "legal form of proxy," which releases your shares to be voted by the beneficial owner and not the stockholder's banker, broker, trustee or Computershare. Generally it's one-page long. Currently, it is only available by mail, and it might take upwards to three weeks to receive it.

Timeliness is important. If the authorized legal form of proxy letter does not accompany Computershare's proxy card, then the proxies you assign us will not be valid and may not be voted as you intended. Plus remember, brokers vote any shares not voted by ten days before the meeting. And they vote for what the board recommends.

At present, the quickest and most efficient way to obtain a legal form of proxy is by phoning Computershare's system at 1-800-652-VOTE (8683) or accessing Computershare's Internet site at www.investorvote.com/alk/. Follow the prompts or clicks to check the box that says: "Place X here if you plan to attend and vote your shares at the meeting."

VII.c. What If I Hear About This Effort After I've Already Voted? What If I Change My Mind After I Submit My Proxy?

Generally, the later voted ballot card or VIF is the one counted.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. If you want us to vote your proxy (which we recommend), before the day of the meeting, you may do this by contacting the us via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to reachus@votepal.com.

VIII. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley and Stephen Nieman are participants in the solicitation. Mr. Foley does not own any of the Company-AAG's stock.

As of Jan. 1, 2009, Mr. Nieman owned approximately 500 shares of the Company-AAG's.

Neither Richard Foley nor Steve Nieman has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. Neither of us have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Steve Nieman's employment as a pilot. Neither of us have been involved in any solicitation of any registrant within the last five years, other than the solicitations at the AAG since 2003. Neither of us have received any payment or income, other than Mr. Nieman's normal course of their regular employment.

RICHARD DE WAYNE FOLEY

Address: 6040 N. Camino Arturo Tucson, AZ 85718  Phone: (520) 742-5168

Personal statement from Mr. Foley:
I am not now, nor have I ever been accused of, or convicted of any crime.

I have no financial agreements, litigation or understandings with any shareholder of the company, or any other individual or party /on /or /in /any manner /or connection to the company.

I am not now, nor have I ever been a shareholder of the company directly, indirectly, beneficially or in any other manner.

I am President & CEO. The Foley Group ("TFG") November 1989 to present.  Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG.  TFG owns no shares of Alaska Air either beneficially or in any other manner; nor does it have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of Alaska Air's stock.

I am a founder of OU® (Ownership Union), and serve as Chairman. OU® is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606  OU® does not own any shares of the company, and as an entity is not a participant in any shareholder activities at the company.

I am a founder of ACTIPATE LLC and a founder Board member of Downwind Corp, which are involved in the business of small aircraft acquisition, operation and pilot training.  ACTIPATE LLC & Downwind Corp do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

STEPHEN NIEMAN

Pilot for Horizon Air since December 1978.

Business Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OU® (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606. Founder board member of Downwind Corp and founder and managing member of ACTIPATE LLC. OU®, Downwind Corp and ACTIPATE LLC do not own any shares of the company, and as entities are not participants in any shareholder activities at the company.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant.

Steve Nieman is not a "significant employee" of the Company-AAG as described in the SEC regulations S-K.

IX. Some Frank Communication

If you've been tracking our efforts at Alaska Air over the last seven years, you will notice this year is very different! This was to be our seventh consecutive CHALLENGER opposing solicitation. We have performed campaigns in 2003 through 2008. But this year, using the same letter and procedures for nominating our candidates per our company's bylaws, the management refused to recognize our candidates. (You can read brief notes in Alaska Air's definitive proxy statement on pages 4-5).

It gets worse: We also coordinated the submission of three worker-sponsored shareholder proposals. They were: Say on Pay, Cumulative Voting and Reforming Securities Class Actions. Again, using procedures we've used over the last six years, the three workers named Richard Foley as our communication liason. (ALK stockholders: You remember Say on Pay and Cumulative Voting from last year, don't you? They both won majority votes. Alaska Air management finally installed a policy on Say on Pay earlier this year, but has ignored the majority vote on Cumulative Voting, which is why we planned to run it again). All shareholders involved here retained their rights and had the final say on what would occur. The proxy was for communication purposes only.

The company via its law firm O'Melveny and Myers wrote a no-action letter argument that Richard Foley (who owns zero ALK shares) was in effect the sponsor of the three shareholder proposals, because the three workers had signed over "investment and/or voting power" of the 401(k) shares to him. It is our belief that only the directed trustee (in this case Vanguard) can vote the shares and only the plan participant can make changes in their ALK share account held in trust in the plan per ERISA and IRS regulations.

We filed an appeal and a reconsideration with the U.S. SEC's Division of Corporation Finance before and after it granted the no-action letter. Considering the broad implication to millions of 401(k) stockholders, we asked the decision be considered by the full Commission. The SEC denied our appeal and refused to consider our reconsideration. It offered no explanation or response to the points we raised about the limited pass-through of shareholder rights to 401(k) plan participants. (You can find most of these documents and correspondence on www.votepal.com/).

With these multiple decisions going in Alaska Air management's favor, they then declared to us that regardless if we filed a definitive proxy statement with the U.S. SEC –– our proxies would NOT be accepted or counted.

So let's contemplate and summarize a bit of what this all might mean: Company management is the keeper of the gauntlet through which all CHALLENGERS must run through to mount an opposing solicitation. Apparently management thinks they should nip in the bud any challenge to "their" board and support only shareholder resolutions they sponsor. This would make some sense if the company was private. But it isn't. A joint stock company's ownership is very public –– not private. Yet, the whole proxy process is mostly private, not public. This has got to change. In our opinion management should meliorate stockholders via state and federal rules and regulations to see if proposed changes to governance or the election of new directors is something the majority favor. And then carry out those majority wishes.

If you are knowledgeable of the history of Alaska Air's corporate governance culture, you will recognize that this year's actions by management is, we believe, an intensification and continuation of a hostile environment towards its shareholders. We believe that Alaska Air’s corporate governance culture is confrontational and subordinates the owners of the company to the management. We see management's actions this year as not just a continuation of an antagonistic environment, but as an intensification that over a number of years has spent considerable sums of shareholders' funds to suppress the will of the shareholders.

We believe our ideas have merit. We believe it is our right to share our plans with our fellow stockholders to see if they agree with us. We believe that majority votes should be honored –– not ignored, dismissed or opposed by making the shareholders address the same issue at future shareholder meetings via complex “Board proposals," which essentially delays the implementation of the will of the majority of the shareholders. Is there any other way to run a public business?

Like us, if you disagree with how management of Alaska Air has handled this year's events leading up to the shareholders meeting, we come to only one reasonable conclusion: You must vote AGAINST all members and shake up! this board and management! The majority voting bylaw will be in effect: If any incumbent fails to get a majority of the votes cast, they will be required to tender their resignation (see page 6 of Alaska Air's definitive proxy statement), and new directors will have to be seated. To send an additional message to this board and management team, we're asking that you assign your proxy over to us and we'll carry it to the meeting to be counted.

Join with us to send a message that can't be ignored. A message that not just Alaska Air's management can't ignore, but a broader message to all companies that the days of silent, disinterested shareholders are over. Accountability is not something left only to government agencies or the courts. Within our national system of corporate governance, accountability rightfully and dutifully belongs in the hands of the owners, the shareholders. No one else can do this difficult job as effectively.

Stand up! Be counted! Spread the word! VOTE AGAINST ALL ALASKA AIR MANAGEMENT'S BOARD CANDIDATES.

Thank you.

ATTACHMENT EN

Date _____________________

NOTICE OF INTERNET AVAILABILITY OF RICHARD E. FOLEY AND STEPHEN NIEMAN'S PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Shareholders of Alaska Air Group, Inc. regarding their Shareholder Meeting to Be Held on May 19, 2009

This is only an overview of the more complete proxy materials that will appear on the Internet website at www.votepal.com and you may call toll free to 1-886-286-8387 or 1-866-2-VOTEUS.

If you want a paper or e-mail copy of these materials, you must request a copy.

We encourage you to access and review all of the important information contained in the proxy materials before voting.  Please make your request for a copy as instructed below or on or before May 19, 2009.

From:  RICHARD E. FOLEY AND STEPHEN NIEMAN

To:  The Restricted Number of Institutional shareholders of  Alaska Air Group, Inc. (“the company”) regarding the Annual meeting of shareholders on May 19, 2009, at 2:00 PM at the Museum of Flight in Seattle, Washington

In accordance with U.S. Securities and Exchange Commission Release No. 34-55146, you are hereby informed of RICHARD E. FOLEY AND STEPHEN NIEMAN's Notice of Internet Availability of its Proxy Materials. Coinciding with the filing of RICHARD E. FOLEY AND STEPHEN NIEMAN's Definitive Proxy Filing on the SEC’s EDGAR, our Proxy Materials will be available on the Internet website www.votepal.com/.  These materials are provided free of charge.

RICHARD E. FOLEY AND STEPHEN NIEMAN's Proxy Materials will include a means to execute Alaska Air's proxy as of the time that this notice is first sent.  RICHARD E. FOLEY AND STEPHEN NIEMAN's Proxy Materials will include a Proxy Statement, voting instructions but NOT a proxy card. We are advising stockholders to vote Alaska Air's proxy card.  It will be necessary for you to use your identification information as found on the company’s card; i.e. number of shares and voter control numbers.  Your signature will be required.

We ask that you appoint Mr. Richard Foley and Stephen Nieman as proxies to vote your shares on any matter of business at the meeting.

We urge you to vote AGAINST all nine incumbent Alaska Air directors running for reelection. Using the Company-AAG's proxy card and VIF, we recommend a vote AGAINST: William S. Ayer; Patricia M. Bedient; Phyllis J. Campbell; Mark R. Hamilton; Jessie J. Knight, Jr.; R. Marc Langland; Dennis F. Madsen; Byron I. Mallot and J. Kenneth Thompson. We are also urging a NO vote on Proposal No. 2 2009 Independent Auditor and Proposal No. 3 Compensation Of Named Executive Officers, and a YES vote on Proposal No. 4 Special Shareowners Meetings. We are also asking you to sign over the company's proxy to us.

At this time, no other matter is known to be addressed at the shareholders meeting.

You have a right to vote for any combination of candidates.  Using the company’s proxy card, you may line through the names of the individuals who will serve as your designated proxy holders at the meeting and write in the names of Richard D. Foley and Stephen Nieman. Depending on how you own your shares, other steps may be required.  Please read instructions which are included in our Proxy Statement and Alaska Air's.

Please contact Richard Foley at <rerailer@earthlink.net >or 520-742-5168 or 6040 N Camino Arturo, Tucson, AZ 85718 if you require a mailed copy of RICHARD E. FOLEY AND STEPHEN NIEMAN's Proxy Materials.

You may contact Steve Nieman at <stevenieman@mac.com> or 360-904-2926 or 15204 NE 181st Loop, Brush Prairie, WA 98606.  Or you can call toll free 1-886-286-8287.

Thank You.

END of RICHARD E. FOLEY AND STEPHEN NIEMAN's 2009 Preliminary Proxy Statement